



PRESS RELEASE

Attention Business/Financial Editors:

STRONG FOURTH QUARTER PROPELS NOVAMERICAN STEEL TO RECORD SALES IN 2005

MONTREAL, January 10, 2006 - Novamerican Steel Inc. (**NASDAQ: TONS**) announced today its financial results for the fourth quarter and for the fiscal year ended November 26, 2005. (All amounts are in U.S. dollars). In the fourth quarter, the Company achieved record tons sold and tons processed, and as a result reported record annual net sales for 2005.

SUMMARY OF FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars, except per share and tons data)

	QUARTER ENDED		
	November 26, 2005	**November 27, 2004**	**Change**
Net sales	$219,211	$215,165	$4,046
Gross margin	23.0%	30.5%	-7.5%
Net income	$13,908	$23,689	($9,781)
Basic income per share	$1.37	$2.44	($1.07)
Diluted income per share	$1.35	$2.37	($1.02)
Tons sold	257,851	212,082	45,769
Tons processed	271,999	254,274	17,725
	529,850	466,356	63,494

	YEAR ENDED		
	November 26, 2005	**November 27, 2004**	**Change**
Net sales	$834,689	$768,627	$66,062
Gross margin	20.4%	29.3%	-8.9%
Net income	$36,938	$72,911	($35,973)
Basic income per share	$3.70	$7.51	($3.81)
Diluted income per share	$3.58	$7.35	($3.77)
Tons sold	913,077	914,294	(1,217)
Tons processed	1,008,831	900,606	108,225
	1,921,908	1,814,900	107,008

FOURTH QUARTER RESULTS

The Company achieved its 32nd consecutive profitable quarter.

Sales for the fourth quarter increased by $4.1 million, or 1.9%, to $219.2 million from $215.2 million for the same period in 2004.

Sales for the year ended November 26, 2005 increased by $66.1 million, or 8.6%, to $834.7 million from $768.6 million in 2004.

Tons sold and processed in the fourth quarter of 2005 increased by 63,494 tons, or 13.6%, to 529,850 tons from 466,356 in the fourth quarter of 2004.

Tons sold and processed for the year ended November 26, 2005 increased by 107,008 tons, or 5.9%, to 1,921,908 tons from 1,814,900 tons in 2004, a new annual record. While tons sold for the year ended November 26, 2005 decreased by 1,217 tons, or 0.1%, tons processed increased by 108,225 tons, or 12.0%, compared with the same period in 2004.

The gross margin for the fourth quarter 2005 decreased to 23.0% from 30.5% in 2004.

The gross margin for the year ended November 26, 2005 decreased to 20.4% from 29.3% in 2004.

Net income for the fourth quarter decreased by $9.8 million, or 41.3%, to $13.9 million, or $1.37 per share ($1.35 after dilution), versus $23.7 million, or $2.44 per share ($2.37 after dilution), for the same period in 2004.

Net income for the year ended November 26, 2005 decreased by $36.0 million, or 49.4%, to $36.9 million, or $3.70 ($3.58 after dilution) per share, versus $72.9 million, or $7.51 per share ($7.35 after dilution), in 2004.

OPERATIONS

Fiscal 2005 was a successful year. The Company's strong results were achieved despite market wide declining steel prices and excess inventories that marked the first seven months of the year. Through the year however the Company was able to reduce inventories significantly. This performance enabled the Company to close the year with a strong balance sheet and to be in a sound financial position for any future growth opportunities.

OUTLOOK

The Company is expecting steady demand in the first quarter of 2006. Steel consuming industries such as energy, mining, transportation, heavy equipment, non residential construction are forecasting robust demand while the agricultural equipment and automotive sectors are forecasting steady demand early in 2006. Steel prices stabilized in the fourth quarter and it appears they will be stable throughout the first quarter 2006. The Company's inventories are well balanced relative to current demand.

DESCRIPTION

Novamerican Steel Inc., based in Montreal, Canada with twelve operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

CONTACTS

For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455. *Visit us at www.novamerican.com.*

Conference call: Tuesday January 10, 2006 at 4:30 pm. Please call 514-368-6455 for details.

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(in accordance with U.S. GAAP, in thousands of U.S. dollars, except per share and tons data)

	Three months ended		Year ended	
	November 26, 2005	November 27, 2004	November 26, 2005	November 27, 2004
	$	$	$	$
Net sales	219,211	215,165	834,689	768,627
Cost of sales	168,822	149,545	664,134	543,503
Gross margin	50,389	65,620	170,555	225,124
Operating expenses				
Plant	10,865	10,634	43,210	40,780
Delivery	6,656	4,738	23,371	19,478
Selling	3,497	3,607	13,562	13,321
Administrative and general	7,972	9,917	30,326	33,658
	28,990	28,896	110,469	107,237
Operating income	21,399	36,724	60,086	117,887
Interest expense	489	1,163	3,892	4,866
Share in income of joint ventures	(331)	(21)	(720)	(312)
	158	1,142	3,172	4,554
Income before income taxes	21,241	35,582	56,914	113,333
Income taxes	7,333	11,893	19,976	40,422
Net income	13,908	23,689	36,938	72,911
Net income per share				
Basic	1.37	2.44	3.70	7.51
Diluted	1.35	2.37	3.58	7.35
Weighted average number of shares outstanding	10,156,226	9,707,270	9,993,337	9,707,270
Comprehensive income				
Net income	13,908	23,689	36,938	72,911
Changes in cumulative translation adjustment	2,659	11,453	3,736	10,344
Change in fair value of interest rate swap, net of deferred income taxes	135	158	395	533
	16,702	35,300	41,069	83,788
Tons sold	257,851	212,082	913,077	914,294
Tons processed	271,999	254,274	1,008,831	900,606
	529,850	466,356	1,921,908	1,814,900

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(in accordance with U.S. GAAP, in thousands of U.S. dollars, except share data)

	Common Shares		Retained	Accumulated Other Comprehensive	Total Shareholders'
	Number	Amount	Earnings	Income	Equity
		$	$	$	$
Balance at November 27, 2004	9,786,089	29,609	184,782	16,317	230,708
Options exercised	370,137	5,182			5,182
Net income			36,938		36,938
Changes in cumulative translation adjustment				3,736	3,736
Change in fair value of interest rate swap, net of deferred income taxes	-	-	-	395	395
Balance at November 26, 2005	10,156,226	34,791	221,720	20,448	276,959

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	Three months ended		Year ended	
	November 26, 2005	November 27, 2004	November 26, 2005	November 27, 2004
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	13,908	23,689	36,938	72,911
Adjustments to reconcile net income to net cash from operating activities				
Depreciation and amortization	2,571	2,233	9,936	8,680
Share in income of joint ventures	(330)	(21)	(720)	(312)
Deferred income taxes	69	454	(359)	695
Loss (gain) on disposal of property, plant and equipment	(93)	145	(69)	731
Changes in working capital items				
Accounts receivable	(12,404)	(4,283)	4,339	(36,584)
Income taxes receivable	2,038	-	(2,666)	595
Inventories	7,789	(24,579)	46,181	(71,339)
Prepaid expenses and other	663	571	(611)	530
Accounts payable and accrued liabilities	20,910	5,482	(4,744)	23,462
Income taxes payable	32	4,613	(18,648)	18,424
Net cash from operating activities	35,153	8,304	69,577	17,793
CASH FLOWS FROM INVESTING ACTIVITIES				
Loan to a Canadian corporation	(16,443)	-	(16,443)	-
Acquisition of minority interest	-	-	(205)	(161)
Distribution from joint ventures	846	23	846	1,405
Additions to property, plant and equipment	(1,800)	(2,860)	(5,359)	(9,056)
Proceeds from disposal of property, plant and equipment	188	1,061	514	3,456
Other assets	(255)	(1)	(255)	(176)
Net cash used for investing activities	(17,464)	(1,777)	(20,902)	(4,532)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net increase (decrease) in bank indebtedness	2,122	1,032	(802)	(15,564)
Issue of common shares	-	1,205	5,182	1,205
Advance due to an employee	(7)	(2,732)	(730)	(2,732)
Proceeds from long-term debt	(2,223)	(2,987)	-	21,011
Repayment of long-term debt	(1,737)	(4,325)	(16,756)	(17,658)
Net cash used for financing activities	(1,845)	(7,807)	(13,106)	(13,738)
Effect of exchange rate changes on cash and cash equivalents	390	805	774	674
Net increase in cash and cash equivalents	16,234	(475)	36,343	197
Cash and cash equivalents, beginning of period	31,571	11,937	11,462	11,265
Cash and cash equivalents, end of period	47,805	11,462	47,805	11,462
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Interest paid	734	1,321	4,053	4,229
Income taxes paid	5,630	7,314	40,259	22,337

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	November 26, 2005	November 27, 2004
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	47,805	11,462
Accounts receivable	140,053	125,718
Income taxes receivable	2,778	-
Inventories	127,316	172,850
Prepaid expenses and other	1,441	799
Deferred income taxes	1,815	1,837
	321,208	312,666
Investment in joint ventures	2,137	2,263
Property, plant and equipment	102,794	106,308
Goodwill	12,994	12,789
Deferred income taxes	1,767	1,601
Other assets	683	1,040
	441,583	436,667
LIABILITIES		
Current liabilities		
Current portion of long-term debt	3,078	4,855
Bank indebtedness	2,676	3,442
Accounts payable and accrued liabilities	99,713	103,964
Income taxes payable	998	19,988
Deferred income taxes	338	186
	106,803	132,435
Long-term debt	41,782	56,766
Fair value of interest rate swap	71	741
Deferred income taxes	15,968	16,017
	164,624	205,959
SHAREHOLDERS' EQUITY		
Share capital	34,791	29,609
Retained earnings	221,720	184,782
Accumulated other comprehensive income	20,448	16,317
	276,959	230,708
	441,583	436,667